Filed by Whiting Petroleum Corporation

(Commission File No. 001-31899)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

(Commission File No. 001-31899)

Whiting Employee FAQ

1.	Why are Whiting and Oasis combining? What are the benefits of the combination?
•	Whiting and Oasis have made tremendous strides over the last year to advance our strategies and establish leading ESG frameworks, setting the foundation for this exciting next step.
•	The transaction is in lockstep with both companies’ strategies and positions our combined company to execute on a focused plan of generating strong free cash flow, expanding the company’s asset base and enhancing the return of capital to our shareholders.
•	The combined company will have a premier Williston Basin position with over 970 thousand net acres and production of about 170 thousand boepd, placing us in top tier positions in these two categories.
•	With the resulting significant scale and enhanced financial strength, we will be well positioned going forward.

2.	What is a ‘merger of equals’?
•	A merger of equals is a transaction structure that allows shareholders of both companies to share approximately equal ownership of the combined company. In this case, Whiting shareholders are expected to own approximately 53% and Oasis shareholders will own approximately 47% of the combined company on a fully diluted basis.
•	The new company’s Board of Directors and leadership team will also comprise leaders from both organizations and, as we bring our companies together, we will seek to capitalize on the strengths and best practices of both organizations.
•	This is a new beginning for both organizations, and we will work together to develop new approaches to address the challenges and seize on the opportunities of our industry.

3.	Who is Oasis?
•	Headquartered in Houston, Oasis is one of the largest independent exploration and production companies in the U.S. with quality and sustainable long-lived assets in the Williston Basin. Oasis prides itself on efficiently, safely and responsibly operating its unconventional onshore oil-rich resources.
•	Like Whiting, Oasis is an excellent operator who understands that our great people are the key to unlocking the value in our complementary assets.
•	We share values of safety always, integrity, respect, honesty and transparency and will foster an environment that incorporates collaboration, innovation and continuous improvement.

4.	Who will lead the combined company?
•	Upon closing, Whiting President and CEO Lynn Peterson will serve as Executive Chair of the Board of Directors of the newly combined business. Oasis’ CEO Danny Brown will serve as President and Chief Executive Officer and as a member of the Board.
•	The other c-suite leaders Michael Lou, Oasis’ CFO, Chip Rimer, Whiting’s COO and Scott Regan, Whiting’s GC will serve in their respective capacities in the combined company.
•	The Board of Directors will be evenly split between the two companies.

5.	When will the merger be completed? What is required to close the transaction?
•	We expect the transaction to close in the second half of 2022, subject to customary closing conditions, including approval by Oasis and Whiting shareholders.

6.	Where will the combined company be headquartered? What will happen to Whiting’s Denver office?
•	The combined company will be headquartered in Houston.
•	However, we will be retaining the Denver office for the foreseeable future.

7.	What does this mean for employees?
•	Until the transaction closes, we are operating as separate, independent companies, and it is business as usual. That means our employees’ responsibilities, compensation packages and benefits remain the same.
•	The combined company will draw on the talent and competencies of both organizations with the goal of creating the premier Williston focused independent E&P Company.
•	We expect to maintain nearly all of Whiting’s and Oasis’ staff through year end, which will provide an extended opportunity for management to get to know the combined team and recognize top talent across the combined organization.
•	In any combination of two companies in the same industry, there will be some overlap.
•	We will be thoughtful and transparent as we work through this process.

8.	Will there be any changes to our employee development programs?
•	Until the transaction closes, which we expect in the second half of 2022, we are operating as separate, independent companies, and it is business as usual.
•	Going forward, we both understand the importance of and will prioritize fostering an empowered workforce prepared for their jobs through professional development and growth.

9.	Will there be any changes to employee compensation or benefits plans?
•	There are no anticipated changes to your compensation and benefits between now and closing.
•	In the coming weeks, we will form an integration planning team, comprising leaders from both organizations, to determine how best to bring our organizations together. We will share updates as decisions are made.
•	Our new company will continue to value employees highly and treat them well.

10.	Will there be any changes to our remote work policy?
•	Until the closing of the transaction, which we expect in the second half of 2022, we and Oasis are operating as separate companies and it remains business as usual.
•	We expect the new management team to formulate new policies and plans on remote work and the cadence of the weekly work schedule before close.

11.	Can I buy and sell stock between now and close?
•	Until the transaction closes, our stock will continue to trade on the public market, and you can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

12.	What will happen to my stock ownership at close?
•	Upon closing, each share of your stock will be automatically converted into the right to receive 0.5774 shares of Oasis stock and $6.25 in cash, without interest.

13.	What are the integration plans? Who will lead the integration effort?
•	In the coming weeks, we will form an integration planning team, comprising leaders from both organizations, to determine how best to bring our organizations together.
•	This is a new beginning for both organizations, and we intend to build on the best practices and cultures of both companies, while also developing new approaches to address the challenges and seize on the opportunities of our industry.
•	In that spirit, we will announce a new company name prior to closing.
•	We have outstanding talent across both organizations that will be central to our ability to execute on our combined plan.

14.	What will happen to our name and brand?
•	At the time of closing, the combined entity will have a new name and is expected to trade on the NASDAQ under a new ticker to be announced prior to closing.

15.	Can I reach out to Oasis employees to discuss the merger?
•	As we remain two separate entities until the transaction closes, you should not engage with Oasis employees unless you are directed to do so.

16.	What should I tell external stakeholders that ask me about the merger?
•	Conversations with our external stakeholders will be led by relationship owners.
•	Until the closing of the transaction, which we expect in the second half of 2022, we and Oasis are operating as separate companies and it remains business as usual.
•	As a stronger, more resilient company, we expect to be an even better partner to our customers, vendors, royalty owners and working interest partners.
•	If you receive a question from an external stakeholder and don’t know the answer, please do not speculate and instead send them to MergerQuestions@whiting.com.

17.	How should I respond to inquiries from the media, investors or other outside parties?
•	If you receive any inquiries from investors, analysts or media, please do NOT comment and immediately forward them to Brandon Day at BrandonD@whiting.com.
•	Please do not discuss the transaction on social media.
•	It is important for Whiting to speak with one voice on this matter.
•	Except for certain Whiting executives, no one is authorized to speak publicly about the transaction externally.

18.	How can I get more information?
•	We will keep you informed as we move through this process. If you have any questions, please reach out to your manager.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, anticipated levels of free cash flow and debt, shareholder returns (including the payment of future dividends), future opportunities for the combined company, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the "Investor Relations" tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the "Investor Relations" tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.